March 11, 2008

James O’Connor
Office of Disclosure and Review
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:       The Coventry Group: Schedule 14A for PathMaster Domestic Equity Fund
Dear Mr. O’Connor:
          On February 29, 2008, The Coventry Group (the “Trust’), on behalf of the PathMaster Domestic Equity Fund (the “Fund”), a series of the Trust, filed a preliminary proxy statement on Schedule 14A under the Securities Exchange Act of 1934. The proxy relates to the reorganization of the Fund into PathMaster Domestic Equity Fund (“New Fund”), a new series of Northern Lights Fund Trust (“Northern Lights). On March 5, 2008, you provided oral comments. Please find below the Trust’s responses to your comments. For your convenience, I have summarized your comments.
1.	Comment. Please explain why the Trust filed a proxy statement on Schedule 14A rather than on Form N-14.

Response. The investment objectives, investment strategies and investment restrictions of the New Fund and the Fund are identical. The only material differences between the Funds are the composition of the Board of Trustees and the identity of certain of the service providers. Because shareholders are not being asked to make a new investment decision and because the reorganization involves primarily a change in domicile of the Fund (from a series of a Massachusetts business trust to a series of a Delaware statutory trust), Rule 145 under the Securities Act of 1933 and staff no-action letters indicate that an N-14 is not required. See Cigna Aggressive Growth Fund (pub. avail. February 15, 1985); Scudder Common Stock Fund, Inc. (pub. avail. October 10, 1984); Lazard Freres Institutional Fund, Inc. (pub. avail. February 26, 1987); Massachusetts Financial Development Fund, Inc. (pub. avail. January 10, 1985); Frank Russell Investment Company (pub. avail. December 3, 1984); John Hancock Bond Fund, Inc. (pub. avail. November 29, 1984); United Gold Shares, Inc. (pub. avail. September 17, 1984). Finally, the staff has taken the position that when changes in a fund’s legal form do not materially change an investor’s interests, no investor protection purpose would be served by requiring registration on Form N-14. See Rydex Advisor Variable Annuity Account (pub. avail. September 28, 1998).

Michael.Wible@ThompsonHine.com Phone 614.469.3297 Fax 614.469.3361

THOMPSON HINE llp	10 West Broad Street	www.ThompsonHine.com
Attorneys at Law	Suite 700	Phone 614.469.3200
	Columbus, Ohio 43215-3435	Fax 614.469.3361

March 11, 2008

2.	Comment. Please include a pro forma capitalization table in the proxy statement.

Response. The following disclosure has been added to the proxy statement.
CAPITALIZATION
The following table sets forth as of December 31, 2007: (i) the unaudited capitalization of each Class of shares of the Fund, and (ii) the unaudited pro forma combined capitalization of each Class of shares of the New Fund assuming the Reorganization has been approved. If the Reorganization is consummated, the capitalizations are likely to be different on April 21, 2008 as a result of daily share purchase and redemption activity in the Classes of the Fund and changes in net asset value per share.

	Net	Net Asset Value
Fund	Assets	Per Share	Shares Outstanding
Fund — Class A	$2,758,379.40	$10.65	258,896.98
Adjustment	—	—	—
New Fund — Class A	$2,758,379.40	$10.65	258,896.98
Fund — Class C	$368,462.26	$10.57	34,851.07
Adjustment	—	—	—
New Fund — Class C	$368,462.26	$10.57	34,851.07
Fund — Class I	$14,887,974.03	$10.66	1,396,120.22
Adjustment	—	—	—
New Fund — Class I	$14,887,974.03	$10.66	1,396,120.22

3.	Comment. Please disclose the performance history of the fund that will be the accounting survivor.

Response. The performance history of the Fund has been added to the proxy statement.

The Trust has authorized me to convey to you that the Trust acknowledges the following:
1.	The Trust is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;
2.	Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

March 11, 2008

3.	The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please call the undersigned at 614-469-3297.
Best regards,
/s/ Michael V. Wible
Michael V. Wible
Enclosure

cc:	David Bunstine
Jennifer Millenbaugh
Curtis Barnes